SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                   LESCO, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    526872106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Frank C. Byrd III
                      c/o Hawkshaw Capital Management, LLC
                         400 Madison Avenue, 14th Floor
                            New York, New York 10017
                                 (212) 207-3239
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    526872106
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hawkshaw Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,246,733

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,246,733

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,246,733

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.63%

14.  TYPE OF REPORTING PERSON*

     IA, OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    526872106
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hawkshaw Capital Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

14.  TYPE OF REPORTING PERSON*

     PN

* Hawkshaw Capital Partners, LP holds 689,010 shares of the Issuer in its account, but does not have beneficial ownership of such shares because Hawkshaw Capital Management, LLC, its investment manager, has the right to vote and dispose of the shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    526872106
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Frank C. Byrd III

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,246,733

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,246,733

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,246,733

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.63%

14.  TYPE OF REPORTING PERSON*

     IN, HC
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    344123104
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kian Ghazi

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,246,733

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,246,733

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,246,733

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.63%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   526872106
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is LESCO, Inc., an Ohio corporation (the "Issuer"). The address of the Issuer's offices is 1301 East Ninth Street, Suite 1300, Cleveland, Ohio 44114, United States. This Schedule 13D relates to the Issuer's Common Shares, no par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Amendment to Schedule 13D is being filed jointly by (i) Hawkshaw Capital Management, LLC, a Delaware limited liability company ("Hawkshaw"), (ii) Hawkshaw Capital Partners, LP, a Delaware limited partnership ("Partners"), (iii) Frank C. Byrd III, a United States citizen and (iv) Kian Ghazi, a United States citizen (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 400 Madison Avenue, 14th Floor, New York, New York 10017

     Frank C. Byrd III and Kian Ghazi are the managing members of Hawkshaw, an investment management firm that serves as an investment adviser to private investment funds, including Partners, and separately managed accounts.

     (d) Neither of Frank C. Byrd III nor Kian Ghazi has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of Partners and other private investment vehicles and managed accounts managed by Hawkshaw over which Mr. Byrd and Mr. Ghazi, through their roles at Hawkshaw, exercise investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     On February 21, 2007, the Reporting Persons sent a letter (the "February Letter") to the Board of Directors of the Issuer expressing their dissatisfaction with the current price offered for the Issuer's Common Shares in the proposed acquisition by Deere & Co. The February Letter was attached as Exhibit A to the Schedule 13D filed by the Reporting Persons on February 21, 2007.

     The Reporting Persons have sent another letter (the "March Letter") to the Board of Directors of the Issuer restating their their dissatisfaction with the current price offered for the Issuer's Common Shares in the proposed acquisition by Deere & Co. The March Letter, which is attached hereto as Exhibit A, reads as follows:

"After reviewing the Preliminary Merger Proxy Statement (the "Proxy") filed on March 8, 2007, it is clear that Lesco's intrinsic value is demonstrably higher than $14.50, and that Deere & Company's proposed acquisition price is completely inadequate. This view is supported by Lesco's own internal five-year forecast of revenue and operating profit, as detailed in the Proxy. These projections are consistent with our own view that Lesco is in the midst of an operational turnaround that will take a couple of years to show results, and that will yield shareholder value substantially in excess of $14.50.

If the Board truly believes that Lesco can grow revenues at double digits and achieve an operating margin of 3% or better within five years, it makes no sense to sell the Company at a fire sale price at this time without giving Jeff Rutherford and his team the opportunity to execute the plan that he articulated last year.

The math is simple. You are asking us to sell to Deere, in exchange for $137mm, a business that within five years you believe will be generating approximately $1 billion in sales at a 3.6% operating margin (or $37.5mm). This $37.5mm operating profit, keep in mind, will be depressed by new-store opening costs and a substantial number of immature stores not yet generating mature store margins. Based on our own primary research, we believe that Lesco can ultimately achieve operating margins in excess of 5%. Even if we just consider your projections for 2009, Lesco should generate operating profit of $24mm. On top of this, we are confident Deere will be able to extract in excess of $10-$15mm of costs in addition to generating meaningful incremental sales. Together this equates to approximately $40mm in operating profit that Deere should be generating within just three years. So you are asking us to sell Lesco, a unique business with a market-leading position and high return on capital growth opportunities, to Deere for just 3.4x the operating earnings it will be generating within three years. On this basis, the consideration is simply too low.

The Proxy further reinforces our view that the Board began the process of exploring strategic options at the most inopportune time, when Lesco's results were suffering from a "perfect storm" of factors that we believe are temporary and addressable. We would much rather proceed as an independent company under the leadership of Jeff Rutherford than hand over significant future profits at a bad time to a very smart strategic investor. Deere no doubt appreciates the normalized earnings opportunity of the Lesco franchise, irrespective of the significant synergies that also exist.

For these reasons, we will vote against this transaction."

Except as set forth above, Hawkshaw has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, (i) each of Hawkshaw, Frank C. Byrd III and Kian Ghazi may be deemed to be the beneficial owner of 1,246,733 Shares or 13.63% of the Shares of the Issuer and (ii) Partners may be deemed to be the beneficial owner of 0 Shares or 0% of the Shares of the Issuer, based upon the 9,147,068 Shares outstanding as of November 6, 2006, according to the Issuer's 10-Q as filed with the Securities and Exchange Commission. Partners holds 689,010 shares of the Issuer in its account, but does not have beneficial ownership of such shares because Hawkshaw has the right to vote and dispose of the shares.

     Each of Hawkshaw, Frank C. Byrd III and Kian Ghazi has the shared power to vote or direct the vote of 1,246,733 Shares to which this filing relates, while Partners has the shared power to vote or direct the vote of 0 Shares to which this filing relates.

     Each of Hawkshaw, Frank C. Byrd III and Kian Ghazi has the shared power to dispose or direct the disposition of 1,246,733 Shares to which this filing relates, while Partners has the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The aforementioned Shares were acquired for investment purposes. Each of Hawkshaw, Frank C. Byrd III and Kian Ghazi or the private investment vehicles over which they have investment discretion, including Partners, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     There have not been any transactions in the Shares effected by the Reporting Persons since the previous Schedule 13D was filed.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A - Letter to the Board of Directors of LESCO, Inc. dated March 12, 2007.

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 12, 2007
-----------------------
(Date)

                                         Hawkshaw Capital Management, LLC*

                                         By: /s/ Frank C. Byrd III
                                             -----------------------------------
                                         Name: Frank C. Byrd III
                                         Title: Managing Member

                                         Hawkshaw Capital Partners, LP*

                                         By: Hawkshaw Capital Management, LLC,
                                             its general partner

                                         By: /s/ Frank C. Byrd III
                                             -----------------------------------
                                         Name: Frank C. Byrd III
                                         Title: Managing Member


                                            /s/   Frank C. Byrd III*
                                         ---------------------------------------
                                                  Frank C. Byrd

                                            /s/   Kian Ghazi*
                                         ---------------------------------------
                                                  Kian Ghazi


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated March 12, 2007 relating to the Common Shares, no par value of LESCO, Inc. shall be filed on behalf of the undersigned.

                                         Hawkshaw Capital Management, LLC*

                                         By: /s/ Frank C. Byrd III
                                             -----------------------------------
                                         Name: Frank C. Byrd III
                                         Title: Managing Member

                                         Hawkshaw Capital Partners, LP*

                                         By: Hawkshaw Capital Management, LLC,
                                             its general partner

                                         By: /s/ Frank C. Byrd III
                                             -----------------------------------
                                         Name: Frank C. Byrd III
                                         Title: Managing Member


                                            /s/   Frank C. Byrd III*
                                         ---------------------------------------
                                                  Frank C. Byrd

                                            /s/   Kian Ghazi*
                                         ---------------------------------------
                                                  Kian Ghazi


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.


March 12, 2007

                                    EXHIBIT A

                                 H A W K S H A W

March 12, 2007



Dear Lesco Board Members:

After reviewing the Preliminary Merger Proxy Statement (the "Proxy") filed on March 8, 2007, it is clear that Lesco's intrinsic value is demonstrably higher than $14.50, and that Deere & Company's proposed acquisition price is completely inadequate. This view is supported by Lesco's own internal five-year forecast of revenue and operating profit, as detailed in the Proxy. These projections are consistent with our own view that Lesco is in the midst of an operational turnaround that will take a couple of years to show results, and that will yield shareholder value substantially in excess of $14.50.

If the Board truly believes that Lesco can grow revenues at double digits and achieve an operating margin of 3% or better within five years, it makes no sense to sell the Company at a fire sale price at this time without giving Jeff Rutherford and his team the opportunity to execute the plan that he articulated last year.

The math is simple. You are asking us to sell to Deere, in exchange for $137mm, a business that within five years you believe will be generating approximately $1 billion in sales at a 3.6% operating margin (or $37.5mm). This $37.5mm operating profit, keep in mind, will be depressed by new-store opening costs and a substantial number of immature stores not yet generating mature store margins. Based on our own primary research, we believe that Lesco can ultimately achieve operating margins in excess of 5%. Even if we just consider your projections for 2009, Lesco should generate operating profit of $24mm. On top of this, we are confident Deere will be able to extract in excess of $10-$15mm of costs in addition to generating meaningful incremental sales. Together this equates to approximately $40mm in operating profit that Deere should be generating within just three years. So you are asking us to sell Lesco , a unique business with a market-leading position and high return on capital growth opportunities, to Deere for just 3.4x the operating earnings it will be generating within three years. On this basis, the consideration is simply too low.

The Proxy further reinforces our view that the Board began the process of exploring strategic options at the most inopportune time, when Lesco's results were suffering from a "perfect storm" of factors that we believe are temporary and addressable. We would much rather proceed as an independent company under the leadership of Jeff Rutherford than hand over significant future profits at a bad time to a very smart strategic investor. Deere no doubt appreciates the normalized earnings opportunity of the Lesco franchise, irrespective of the significant synergies that also exist.

For these reasons, we will vote against this transaction.

Respectfully,


Frank Byrd, CFA
Managing Member
Hawkshaw Capital Management, LLC






SK 21676 0001 755175